FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a- 16 or 15d- 16 of

the Securities Exchange Act of 1934

For the month of August, 2002

GENERAL COMPANY OF GEOPHYSICS
(translation of registrant’s name into English)

1, rue Léon Migaux, 91341 MASSY FRANCE (address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82  ________________

New CGG Mistral is operational

Paris, August 22nd, 2002

After completion of a six-month conversion at a shipyard in Germany on 15 July, the CGG Mistral is now operating a 3D survey in Morocco.

This rebuild was a major undertaking involving a tripling of the vessel’s propulsion power and a complete overhaul of her stern which increased in width by 40% with a total reconfiguration of the seismic decks. The data recording room has been completely refitted and the bridge has been moved up a level. The vessel now offers a seismic capacity of ten streamers instead of the previous six (additional information on the Mistral is available on our website www.cgg.com).

During its first crossing, the vessel’s geophysical equipment (operating with eight streamers) has been successfully deployed and tested. She has since then started commercial seismic operations offshore Morocco. The centrepiece of the new seismic equipment is the Solid Seal. Designed and manufactured by Sercel, a CGG subsidiary, the Solid Seal is the most advanced marine seismic system available today. Based on the 408 seismic technology, which has proven its exceptional reliability, the Solid Seal is the first reduced-diameter solid cable with distributed electronics. This system architecture allows single-digitised sensor recording. Featuring a totally oil-free cable, the Solid Seal is the only marine acquisition system currently available eliminating all pollution risks. This extremely robust streamer with its advanced features generates among other benefits an improved seismic vessel productivity. Finally, the new Mistral is also the first seismic vessel in the world to sail with the latest IBM server, the Regatta, enabling her to increase significantly on-board data processing capability.

CGG is now back sailing with a complete seismic fleet of six vessels, offering a new total capacity of 52 streamers. The entire fleet is fully booked throughout 2002 with some work extending into the early part of 2003.

The information included herein contains certain forward-looking statements within the meaning of Section 27A of the securities act of 1933 and section 21E of the Securities Exchange Act of 1934. These forward-looking statements reflect numerous assumptions and involve a number of risks and uncertainties as disclosed by the Company from time to time in its filings with the Securities and Exchange Commission. Actual results may vary materially.

The Compagnie Générale de Géophysique group is a global participant in the oilfield services industry, providing a wide range of seismic data acquisition, processing and geoscience services and software to clients in the oil and gas exploration and production business. It is also a global manufacturer of geophysical equipment.

Contacts:	Christophe PETTENATI-AUZIERE	(33) 1 64 47 36 75
	Christophe BARNINI	(33) 1 64 47 38 10

Email:	invrel@cgg.com

SIGNATURES

pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPAGNIE GENERALE DE GEOPHYSIQUE 1, rue Léon Migaux 91341 - Massy Cedex

GENERAL COMPANY OF GEOPHYSICS

Date: August 22nd 2002	By Senior Executive Vice President, Strategy , Control & corporate planning /Christophe PETTENATI AUZIERE /

*Print the name and title of the signing officer under his signature.